SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ/MF) No. 76.483.817/0001-20
A PUBLICLY-HELD COMPANY
CVM Register No. 1431-1
SEC (CUSIP) Register No. 20441B407 – Preferred “B”
SEC (CUSIP) Register No. 20441B308 – Common
LATIBEX Register No. 29922 – Preferred “B”

MINUTES OF THE 163rd EXTRAORDINARY SHAREHOLDERS’ MEETING

On April 12, 2005, at 2:00am, an Extraordinary Shareholders’ Meeting was held at the Company’s headquarters located at Rua Coronel Dulcídio n° 800, in the city of Curitiba, State of Paraná -PR, with the attendance of shareholders representing fifty-eight wholes and sixty-seven hundredth percent (58.67%) of voting capital, as signatures stated in the Shareholders’ Attendance Book No. 3, page 36, on the back, with the State of Paraná represented, pursuant to State Decrees No. 19, of January 1, 2003, No. 4235, of January 24, 2005, and No. 4556, of April 5, 2005, by State Attorney, Mr. SÉRGIO BOTTO DE LACERDA, and at said Meeting also attended Mr. Antonio Rycheta Arten and Mr. Nelson Pessuti, Fiscal Committee Members. Mr. João Bonifácio Cabral Júnior, the Board of Directors’ Chairman, convened the meeting, and Mr. SÉRGIO BOTTO DE LACERDA, representative of the majority shareholder and acting as chairman of the meeting, requested that I, Mr. Marlos Gaio, act as the secretary of the meeting. The Chairman of the Meeting determined the reading of the Call Notice, published at issues dated March 28, 29, and 30, 2005 of the Official Gazette of the State of Paraná (on pages 03, 23, and 22, respectively), at issues dated March 26, 29, and 30, 2005 of newspaper O Estado do Paraná (on page 21), and at issues dated March 28, 29, and 30, 2005 of newspaper Gazeta Mercantil (on pages A-16, A-19 e A-16, respectively), which was expressed as follows: “COMPANHIA PARANAENSE DE ENERGIA – COPEL; enrolled with Ministry of Finance’s Corporate Taxpayers’ ID (CNPJ/MF) under No. 76.483.817/0001-20, a PUBLICLY-HELD COMPANY, CVM Register No. 1431-1; SEC (CUSIP) Register No. 20441B407 – Preferred “B”; SEC (CUSIP) Register No. 20441B308 – Common; LATIBEX Register No. 29922 – Preferred “B”; EXTRAORDINARY SHAREHOLDERS’ MEETING - CALL NOTICE – This Company’s shareholders are summoned to attend the Extraordinary Shareholders’ Meeting to be held at the Company’s headquarters, located at Rua Coronel Dulcídio n° 800 - 10° andar, in this Capital City, at 2:00am on April 12, 2005, in order to resolve on the following matters on agenda: (I) Ratify and establish the conditions applicable to the filing, with the Brazilian Securites and Exchange Commission (the “CVM”), of the Debenture Issuance Program (the “Program”), in the amount of up to one billion Brazilian reais (R$ 1,000,000,000.00), as set forth at the 1602nd Directors’ Meeting, held on October 4, 2004, at the 1616th Directors’ Meeting, held on February 14, 2005, at the 69th Extraordinary Board of Director’s Meeting, held on March 11, 2005, and at the 108th Ordinary Board of Directors’ Meeting, held on March 21, 2005, (II) authorize and establish the conditions applicable to the third issuance of simple debentures, nonconvertible into Company’s shares, of which the first is under the scope of the Program, with credit rights of Copel Geração S.A., a Company’s wholly-owned subsidiary, pledged as collateral, (III) resolve on the powers granted to the Company’s Board of Directors so the latter may, under the terms of paragraph 1 of article 59 of Corporate Law, if applicable, resolve on all conditions addressed by items VI to VIII of said article 59, and (IV) resolve on the authorization granted to the Company’s Directors to make all necessary arrangements in connection with the filing of the Program with the CVM and obtaining the register of the Third Issuance with CVM, as well as provide further explanations to CVM during these aforementioned processes, ratifying the acts already carried out so far by the Directors for this purpose. Curitiba, March 23, 2005. (a) João Bonifácio Cabral Júnior - Board of Directors’ Chairman.” Subsequently, the Chairman of the meeting read the agenda: “(I) Ratify and establish the conditions applicable to the filing, with the Brazilian Securities and Exchange Commission (the “CVM”), of the Debenture Issuance Program (the “Program”), in the amount of up to one billion Brazilian reais (R$ 1,000,000,000.00), as set forth at the 1602nd Directors’ Meeting, held on October 4, 2004, at the 1616th Directors’ Meeting, held on February 14, 2005, at the 69th Extraordinary Board of Director’s Meeting, held on March 11, 2005, and at the 108th Ordinary Board of Directors’ Meeting, held on March 21, 2005, which will enable the Company to carry out public offers within up to two (2) years counted from the filing of the Program with CVM, by means of a streamlined filing process, (II) authorize and establish the conditions applicable to the third issuance of simple debentures, nonconvertible into Company’s shares (the “Third Issuance” and the “Debentures”, respectively), with credit rights of Copel Geração S.A., a Company’s wholly-owned subsidiary, pledged as collateral, pursuant to the Agreement of Pledge of Credit Rights and Other Covenants to be entered into by the Company, Planner Corretora de Valores S.A., Copel Geração S.A., and Banco do Brasil S.A.(the “Pledge Agreement”), which shall represent, at all times, the minimum equivalent to one hundred twenty-five percent (125%) of the total value of obligations arising from the Third Issuance, and, should the total annual amount received in connection with pledged rights be lower than one hundred twenty-five percent (125%) of the obligations arising from the Third Issuance, the Company shall supplement said percentage by providing new guarantees, on the following preference order: (1) pledge on Financial Treasury Bills (“LFTs”), (2) pledge on Bank Deposit Certificates (“CDBs”) issued by one of the ten (10) largest Brazilian financial institutions, classified based on their total asset value, in accordance with the latest information publicized by the Central Bank of Brazil, (3) bank guarantee issued by one of the ten (10) largest Brazilian financial institutions, classified based on their total asset value, in accordance with the latest information publicized by the Central Bank of Brazil, or (4) pledge on credit rights (receivables), whose terms and conditions shall be subject to approval at the General Debenture Holders Meeting by the holders of majority outstanding debentures, as shall be set forth in the Private Deed of the Third Issuance of Simple Debentures, Nonconvertible into Shares, in Single Tranche, with Collateral, for Public Distribution of Companhia Paranaense de Energia – COPEL, to be entered into by and between the Company and Planner Corretora de Valores S.A. (the “Deed”); (III) resolve on the powers granted to the Company’s Board of Directors so the latter may, under the terms of paragraph 1 of article 59 of Corporate Law, if applicable, resolve on all conditions addressed by VI to VIII of said article 59, and (IV) resolve on the authorization granted to the Company’s Directors to make all necessary arrangements in connection with the filing of the Program with the CVM and obtaining the register of the Third Issuance with CVM, as well as provide further explanations to CVM during these aforementioned processes, ratifying the acts already carried out so far by the Directors for this purpose. The matter was discussed and then voted on; the following items were unanimously approved: (I) the conditions applicable to the filing of the Program in the amount of up to one billion Brazilian reais (R$ 1,000,000,000.00), as resolved on at the 1602nd Directors’ Meeting, held on October 4, 2004, at the 1616th Directors’ Meeting, held on February 14, 2005, at the 69th Extraordinary Board of Director’s Meeting, held on March 11, 2005, and at the 108th Ordinary Board of Directors’ Meeting, held on March 21, 2005, with maximum term of two years counted from the filing of the Program with CVM, under the scope of which the Company shall issue, for public distribution, simple debentures, nonconvertible into shares, in one or more tranches, either subordinated, unsecured or with collateral or floating guarantee, which may also be provided with additional personal guarantee; (II) the proposal brought about by the Company’s Directors as follows: “(a) Total Issuance Amount: the total issuance amount shall be four hundred million Brazilian reais (R$ 400,000,000.00), (b) Number of Tranches: debentures shall be issued in a single tranche, (c) Issuance Date: the Debenture Issuance Date shall be February 1, 2005 (“Issuance Date”), (d) Number of Debentures: forty thousand (40,000) Debentures shall be issued, (e) Unit Face Value: Debentures shall have a Unit Face Value of Ten thousand Brazilin reais (R$ 10,000.00) at the Issuance Date (the “Unit Face Value”), (f) Convertibility: debentures shall not be convertible into Company’s shares, (g) Type: debentures shall be registered or book, (h) Kind: debentures shall be guaranteed by collateral, represented by pledge on the total current and future credit rights of COPEL Geração S.A., arising from (i) Regulated Electric Energy Commercialization Agreements - CCEAR and the Electric Energy Purchase Agreement (together with its attachments, supplements, and respective guarantee instruments, as amended and supplemented from time to time, the “Energy Commercialization Agreements”) stated in the attachment to the Pledge Agreement, entered into between COPEL Geração S.A. and electric energy concessionaires also listed in said attachment, and (ii) the Centralized Account held at the Managing Bank, as shall be defined in the Pledge Agreement (the “Pledged Rights”), subject to the condition that the total annual amount deposited at the Centralized Account in connection with the Pledged Rights shall represent, at all times, the minimum equivalent to one hundred twenty-five percent (125%) of the total value of obligations arising from the Third Issuance, and should the total annual amount received in connection with the Pledged Rights be lower than one hundred twenty-five percent (125%) of the obligations arising from the Third Issuance, the Company shall supplement said percentage by providing new guarantees, on the following preference order: (1) pledge on Financial Treasury Bills (“LFTs”), (2) pledge on Bank Deposit Certificates (“CDBs”) issued by one of the ten (10) largest Brazilian financial institutions, classified based on their total asset value, in accordance with the latest information publicized by the Central Bank of Brazil, (3) bank guarantee issued by one of the ten (10) largest Brazilian financial institutions, classified based on their total asset value, in accordance with the latest information publicized by the Central Bank of Brazil, or (4) pledge on credit rights (receivables), whose terms and conditions shall be subject to approval at the General Debenture Holders Meeting by the holders of majority outstanding debentures, as shall be set forth in the Deed, (i) Period and Maturity: the Program shall be valid for two (2) years, and Debentures shall be valid for four (4) years counted from the Issuance Date, with final maturity scheduled for February 1, 2009, (j) Compensation: debentures shall be entitled to compensatory interest corresponding to one hundred fifteen percent (115%) of the daily average rate of DI – one-day Interbank Deposits, “extra group”, expressed as a percentage per year, based on a year of two hundred fifty-two (252) Business Days, calculated and published by the Brazilian Clearing House for the Custody and Financial Settlement of Securities - CETIP (the “DI Rate”), calculated exponentially and cumulatively (web) on a pro rata temporis basis per business days elapsed, incurring on the Unit Face Value of Debentures, after deducting the previously carried out and paid amortization (the “Compensation”), (k) Compensatory Interest Payment Date: Compensatory Interest shall be paid on a half-yearly basis, always on day first of February and August, and the first maturity shall be due on August 1, 2005 and the last one on February 1, 2009; (l) Amortization: The principal amount shall be amortized as follows: (i) one-third (1/3) on February 1, 2007, (ii) one-third (1/3) on February 1, 2008, and (iii) one-third (1/3) on February 1, 2009, (m) Arrears Interest: In case of default of any amount due to Debenture holders, in addition to Compensation, late payment fines shall be due on amounts overdue and not paid by the Company at the rate of two percent (2%) on the due amount, plus arrears interest of one percent (1%) per month, calculated from the default date up to the effective payment date, (n) Acceleration: (i) bankruptcy of the Company or of any of its direct or indirect subsidiary is adjudicated, or petition for composition with creditors or bankruptcy is filed by the Company or by any of its direct or indirect subsidiary (or, in relation to any of the hypothesis under this item, any judicial proceeding similar to those set forth in this item which replace or supplement the current bankruptcy and composition act, including judicial or extrajudicial recovery); (ii) nonpayment of any amount(s) due to Debenture Holders on the dates to be stated on the Deed; (iii) intervention in the concession is adjudicated or the concession for exploitation of energy distribution, transmission or generation services by the Company or by its direct or indirect subsidiaries is extinguished; (iv) without prejudice to item (ii) above, the noncompliance by the Company or by Copel Geração S.A. with any no financial obligation set forth or any untruthful statement made on the Deed or on the Pledge Agreement not cured within ten (10) Business Days counted from the default date or the date the untruthfulness is verified, and this period of ten (10) Business Days shall not be applicable to obligations for which a specific period had been determined beforehand, (v) lawful protest(s) of bill(s) or note(s) against the Company or any of its direct or indirect subsidiary, whose individual or cumulative amount is equal to or higher than twenty-five million Brazilian reais (R$ 25,000,000.00), and this amount, in turn, shall be adjusted every year based on the variation of the General Market Price Index (IGP-M), calculated and published by Fundação Getúlio Vargas, except if the protest has been carried out by mistake or bad faith of third parties, provided that such error or bad faith is validly evidenced by the Company or by its direct or indirect subsidiary, as the case may be, or in case it is cancelled thirty (30) days counted from its occurrence, (vi) final and unappealable decision or final award, of a condemnatory nature, against the Company or any of its direct or indirect subsidiary, in a cumulative amount exceeding forty million Brazilian reais (R$ 40,000,000.00), and this amount, in turn, shall be adjusted every year based on the variation of the General Market Price Index (IGP-M), provided that the Company or any of its direct or indirect subsidiary may not be able to evidence the payment, to the Fiduciary Agent, within ten (10) Business Days counted from said payment, of referred cumulative amount, pursuant to the periods and terms established in said final and unappealable decision or final award, (vii) acceleration of any debt owed by the Company or any of its directly or indirectly subsidiary, in an individual or cumulative amount equal to or higher than twenty-five million Brazilian reais (R$ 25,000,000.00), and this amount, in turn, shall be adjusted every year based on the variation of the IGP-M, (viii) nonpayment by the Company or by any of its direct or indirect subsidiary of any financial debts in a cumulative amount equal to or higher than twenty-five million Brazilian reais (R$ 25,000,000.00), and this amount, in turn, shall be adjusted every year based on the variation of the IGP-M; (ix) noncompliance, by the Company or by any of its direct or indirect subsidiary, while the Deed is in effect, with laws, rules and regulations, including environmental ones, which impact or may impact the Company’s ability to fully and thoroughly perform its obligations as set forth in the Deed; (x) any change to the purpose set forth in the Company’s By-laws that changes the Company’s major activity, (xi) noncompliance with the financial ratios below, to be calculated and verified on a half-yearly basis (related to March and September) on the tenth (10th) Business Day counted from the date the Company’s consolidated quarterly financial information related to March and September, reviewed or audited, as the case may be, is forwarded to CVM, and (a) the Company shall forward to the Fiduciary Agent, no longer than the seventh (7th) Business Day counted from the date the aforementioned financial information is forwarded to CVM, a demonstrative report evidencing compliance with each financial ratio, with respective calculation schedules and accounts stated in the financial information used, (b) the Fiduciary Agent will either approve or not said financial ratios calculated by the Company within five (5) Business Days, and the Fiduciary Agent’s statement regarding the compliance with financial ratios then established shall be final and binding all parties; however, should the Fiduciary Agent understand and, consequently, state that any of the financial ratios has not been complied with, said Fiduciary Agent shall meet with Company between the sixth (6th) and tenth (10th) Business Day inclusive, for the purposes of discussing, checking, and reviewing relevant calculations, so that the Fiduciary Agent may issue a new statement which, anyway, shall be expressed no longer than ten (10) Business Days after the originally mentioned date, and this second statement shall bind the Company, and (c) the first checking shall take place on the tenth (10th) Business Day after the following financial information reviewed by the Company related to the second quarter of this year is forwarded to CVM: (i) Consolidated EBITDA/Consolidated Financial Expenses equal to or higher than 1.8 up to June 30, 2006 and equal to or higher than 2.0 after June 30, 2006, (ii) Consolidated Debt/Consolidated EBITDA of, at most, 4.0, and (iii) Consolidated Debt/(Consolidated Debt + Shareholders’ Equity) of, at most, 0.42; and (a) the “Consolidated EBITDA”, related to the twelve (12) months prior to the ratio calculation date, shall be the sum-up of (1) income before taxes, contributions, and interests; (2) depreciation and amortization expenses incurred for the period, (3) consolidated financial expenses deducted from financial income, and (4) non-operating expenses deducted from non-operating income; excluding the amounts not disbursed related to Araucária Thermo Electric Power Plant, (b) the “Consolidated Financial Expenses” related to the twelve (12) months prior to the ratio calculation date, shall be the sum-up of: (1) debt issuance costs, interest paid to individuals or legal entities (including financial institutions and suppliers), (2) marketable securities, financial expenses not impacting cash, commissions, discounts, and other fees in connection with bank loans or letters of credit, (3) expenses deducted from income from hedging transactions, and (4) expenses on guarantees, pledges, or collaterals provided in relation to other obligations, excluding interest on capital or any other type of compensation to shareholders, accounted for as financial expenses, and the monetary restatement and exchange variations levied during the financing periods, and (c) the “Consolidated Debt” at the ratio calculation date, shall be the sum-up of (1) the balances of the Company’s consolidated onerous debts with individuals and/or legal entities, including loans and financing with third parties, issuance of fixed securities, convertible or nonconvertible, in local and/or foreign capital markets, and (2) balances of guarantees, pledges or collaterals provided by the Company; and it shall be deemed as true that the sale or assignment of future receivables shall be considered as debt, provided that they are accounted for as obligations in the Company’s Financial Statements, excluding the amount related to the actuarial liabilities with Fundação Copel, accounted for pursuant to CVM Resolution 371/2000, while it does not constitute an effective cash disbursement, and (xii) no supplementation of the guarantee referred to in item (h) in case the minimum annual flow is lower than the percentage then defined, as shall be specified in the Deed; (o) Subscription and Payment Conditions: the subscription price of debentures shall amount to its Unit Face Value plus Compensation (as defined in the Deed), calculated on a pro rata temporis basis from the Issuance Date up to the its effective payment date, and this payment shall be on demand, at the subscription date, and in the legal tender of the country (p) Distribution and Negotiation: (i) Debentures shall be subject to public distribution, with thirty-six thousand (36,000) Debentures distributed under firm guarantee, and four thousand (4,000) distributed under best efforts, with the intermediation of financial institutions participating in the securities distribution system, via the Securities Distribution System (“SDT”), administered by the National Association of Open Market Institutions (“ANDIMA”), and operated by CETIP. The offering shall be concluded even though in the event of a partial distribution of debentures, subject to, in this case, the minimum amount of thirty-six thousand (36,000) Debentures for the portion being placed under firm guarantee (for which the Offering shall be mandatory kept), and Debentures to be distributed under best efforts not effectively subscribed and paid-up at the end of the placement under best efforts being cancelled by the Company, (ii) Debentures shall be registered for negotiation in the secondary market (a) in the National Debenture System (“SND”), administered by ANDIMA and operated by CETIP, and (b) In the Bovespa Fix Trading System (“BovespaFix”) of the São Paulo Stock Exchange - BOVESPA (“Bovespa”), with transactions cleared and debentures held in custody by the Brazilian Clearing and Depository Corporation (“CBLC”); (q) Payment Location: The payments to which debentures are entitled to shall be made on the same day of their respective maturities, by using, as the case may be: (i) the procedures adopted by CBLC, for those Debentures registered with the BovespaFix, or (ii) the procedures adopted by CETIP, for those Debentures registered with the SND, or (iii) for Third Issuance Debenture Holders not bound by these systems, by means of the agent bank engaged for such operation, (r) Optional Early Redemption: The Company may redeem outstanding debentures earlier, at any moment from March 1, 2007 on. The optional early redemption shall be total or partial, at the Unit Face Value of the Debenture, after deducting the previously carried out and paid amortization, plus (i) the Compensation due up to the payment date of redeemed Debentures, and (ii) a percentage premium of eighty hundredth percent (0.80%) on the value of the balance to be redeemed, (s) Renegotiation: There shall be no renegotiation of debentures, (t) Company’s Mandatory Purchase: The Company shall mandatory purchase all outstanding debentures at the Unit Face Value of each Debenture, by deducting the previously carried out and paid amortization, plus Compensation and charges, calculated on a pro rata temporis basis, from the Issuance Date or the latest Compensation Payment Date up to the effective purchase date, from any Debenture Holder which individually state, within thirty (30) days counted from the publication carried out by the Fiduciary Agent, his/her interest to sell all or a portion of the debentures held by them, in up to sixty (60) days counted from the date of receipt of a written communication sent by said Debenture Holder, upon occurrence of the following events: (1) disposal, loss, or share, for any reason, of the direct or indirect ownership control of the Company or of Copel Geração S.A., carried out by the current controlling party, or (2) corporate reorganizations (merger, spin-off, or take-over) affecting both the ownership control of the Company or Copel Geração S.A. and the financial ability of the Company or Copel Geração S.A. to honor the commitments assumed pursuant to the Deed, (III) the granting of powers to the Company’s Board of Directors to resolve on, under the terms of paragraph 1 of article 59 of Corporate Law, if applicable, all conditions addressed by items VI to VIII of said article 59, and (IV) the authorization for the Company’s Directors, subject to legal provisions, to make all necessary arrangements in connection with the filing of the Program with CVM and obtaining the register of the Third Issuance, among which we highlight the engagement of financial institutions authorized to operate in capital markets for the purpose of coordinating the filing of the Program and the public offering of Debentures, Fiduciary Agent, agent and depositary bank, risk rating agencies, among other, as well as to execute the Issuance Deed, sign all documents, provide explanations to CVM during the processes of Program filing and registering of Third Issuance, and perform all acts required for such purpose, ratifying all acts already carried out so far by the Directors for such purpose. The floor was offered to shareholders, and there being no other statements, the meeting was adjourned for the time required to draw upon the minutes which, upon reopening of the meeting, were read and approved, and the Chairman concluded the meeting. And I, Marlos Gaio, have draw upon these duly signed minutes. (a) SÉRGIO BOTTO DE LACERDA - Representative of the State of Paraná - Chairman; JOÃO BONIFÁCIO CABRAL JÚNIOR - Board of Directors’ Chairman; RUBENS GHILARDI – President; ANTONIO RYCHETA ARTEN - Fiscal Committee Member; NELSON PESSUTI - Fiscal Committee Member; GEORGE WASHINGTON TENÓRIO MARCELINO - COMMONFUND EMERGING MARKETS I C; CIBC EMERGING ECONOMIES FUND; IMPERIAL EMERGING ECONOMIES POOL; THE MASTER T B OF JAPAN LTD RE MTBC400035147. MARLOS GAIO - Secretary. ------------------------------------------------------------------- This is a true copy of the Minutes of the 163rd Extraordinary Shareholders’ Meeting held on April 12, 2005, drawn up on pages 124 to 129 of the book No. 09 of Companhia Paranaense de Energia - Copel, registered with the Trade Board of the State of Paraná under No. 00/010561-9, on March 23, 2000.

Curitiba, April 12, 2005.
MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 14, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.